United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of April, 2008    Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

FOR IMMEDIATE RELEASE
April 22, 2008

Grupo Radio Centro Reports First Quarter 2008 Results

Mexico City, April 22, 2008 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the first quarter ended March 31, 2008. All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards.

First Quarter Results

Broadcasting revenue for the first quarter 2008 was Ps. 128,258,000, representing a slight decrease compared to the Ps. 128,534,000 reported in the same period of 2007. This decrease is attributable to lower advertising expenditures by the Company’s clients during the first quarter 2008 compared to the first quarter 2007. This was a result of Holy Week taking place during the first quarter 2008, compared to 2007, when Holy Week fell during the second quarter.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first quarter 2008 totaled Ps. 103,981,000, a 5.4% decrease compared to the Ps. 109,969,000 reported in the first quarter 2007. This decrease was primarily attributable to lower sales commissions as well as lower advertising and promotion expenses during the first quarter 2008 compared to the first quarter 2007.

For the first quarter 2008, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 24,277,000, a 30.8% increase compared to the Ps. 18,565,000 reported in the first quarter 2007. This increase in broadcasting income was mainly attributable to the decrease in broadcasting expenses described above.

Depreciation and amortization expenses for the first quarter 2008 were Ps. 7,681,000, a 14.0% decrease compared to the Ps. 8,929,000 reported in the first quarter of 2007. This decrease was attributable to the Company no longer recording depreciation on certain assets after the fourth quarter 2006 due to the conclusion of their useful life.

For the first quarter 2008, the Company’s corporate, general and administrative expenses were Ps. 3,495,000, a slight increase compared to the Ps. 3,439,000 reported in the first quarter 2007.

The Company reported operating income of Ps. 13,101,000 in the first quarter 2008, a 111.4% increase compared to the Ps. 6,197,000 reported in the first quarter 2007. This increase was mainly due to the decrease in broadcasting expenses during the first quarter 2008 compared to the first quarter 2007.

For the first quarter 2008, other expenses, net, were Ps. 11,823,000, a 7.7% increase compared to the Ps. 10,977,000 reported in the first quarter 2007. This increase is primarily attributable to the increase in expenses related to the company’s listing on the Bolsa Mexicana de Valores (the Mexican Stock Exchange) and The New York Stock Exchange, as well as the inclusion of employee profit sharing expenses in this line item, as a result of a reclassification required by Bulletin D-3 (“Employee Benefits”), published by the Mexican Board for Research and Development of Financial Information Standards, which took effect in the fourth quarter 2007. Employee profit sharing expenses were previously recorded as a separate line item (“Provisions for income tax and employee profit sharing”).

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2008 Results

The Company’s comprehensive financing cost for the first quarter 2008 was Ps. 137,000, compared to a comprehensive financing gain of Ps. 510,000 for the first quarter 2007. This variation was mainly attributable to a 57.4% decrease in interest income during the period, reflecting a decline in the Company’s cash and temporary investments, primarily as a result of a dividend payment in March 2008.

For the first quarter of 2008, the Company reported income before income taxes of Ps. 1,141,000 compared to a loss before income taxes of Ps. 4,270,000 reported for the first quarter 2007, primarily a result of lower broadcasting expenses.

The Company recorded income taxes of Ps. 331,000 in the first quarter 2008, compared to a negative provision of Ps. 1,302,000 in the first quarter 2007, as a result of higher taxable income.

As a result of the foregoing, the Company’s net income for the first quarter 2008 was Ps. 810,000, compared to net loss of Ps. 2,968,000 in the first quarter 2007.

Cessation of inflation accounting under MFRS

In accordance with MFRS inflation accounting rules, the Company’s first quarter 2007 financial statements are expressed in constant pesos as of December 31, 2007. As a result of a change in MFRS, the Company will no longer use inflation accounting for periods beginning in 2008, unless the economic environment in which we operate qualifies as “inflationary,” as defined by MFRS. Because the economic environment in the first quarter 2008 did not qualify as inflationary, the Company did not use inflation accounting to prepare the first quarter 2008 financial statements.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2008 Results

Company Description

Grupo Radio Centro owns and/or operates 14 radio stations, of which 11 are in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2008 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEET as of March 31, 2008 and 2007 (1) (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(2) )

	March 31
	2008		2007
	U.S. $(2)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	6,250	66,849	146,113

Accounts receivable:
Broadcasting, net	14,482	154,903	192,285
Other	806	8,618	8,976
	15,288	163,521	201,261
Prepaid expenses	3,100	33,159	23,098
Total current assets	24,638	263,529	370,472

Property and equipment, net	43,973	470,351	480,134
Deferred charges, net	525	5,614	4,205
Excess of cost over book value of subsidiaries	77,491	828,863	828,862
Other assets	303	3,239	3,380
Total assets	146,930	1,571,596	1,687,053
LIABILITIES
Current:
Advances from customers	10,775	115,253	119,835
Other accounts payable and accrued expenses	6,542	69,969	58,916
Taxes payable	1,594	17,054	56,715
Total current liabilities	18,911	202,276	235,466

Long-Term:
Deferred income tax	258	2,762	9,229
Reserve for labor obligations	5,584	59,726	57,877

Total liabilities	24,753	264,764	302,572
STOCKHOLDERS' EQUITY
Capital stock	105,683	1,130,409	1,130,409
Retained (deficit) earnings	12,331	131,898	209,559
Provision for repurchase of shares	4,099	43,839	43,839
Minority interest	64	686	674
Total stockholders' equity	122,177	1,306,832	1,384,481
Total liabilities and stockholders' equity	146,930	1,571,596	1,687,053

(1)
Amounts for the first quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007. As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of March 31,2008.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.6962 per U.S. dollar, the rate on March 31, 2008.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2008 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENT OF INCOME
for the three-month periods ended March31, 2008 and 2007 (1)
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(2) , except per Share and per ADS amounts)

	March 31
	2008		2007
	U.S.$(2)	Ps.	Ps.
Broadcasting revenue (3)	11,991	128,258	128,534
Broadcasting expenses, exlcuding depreciation, amortization and corporate, general and administrative expenses	9,721	103,981	109,969
Broadcasting income	2,270	24,277	18,565

Depreciation and amortization	718	7,681	8,929
Corporate, general and administrative expenses	327	3,495	3,439
Operating income	1,225	13,101	6,197

Other expenses, net	(1,105)	(11,823)	(10,977)

Com prehensive financing income (cost):
Interest expense	(82)	(874)	(528)
Interest income (3)	72	767	1,801
Gain (loss) on foreign currency exchange, net	(3)	(30)	33
Gain (loss) on net monetary position (4)	-	-	(796)
	(13)	(137)	510
Income (loss) before income taxes	107	1,141	(4,270)

Income taxes	31	331	(1,302)
Net income (loss)	76	810	(2,968)

Net income (loss) applicable to:
Majority interest	75	801	(2,973)
Minority interest	1	9	5
	76	810	(2,968)
Net income (loss) per Series A Share (5)	0.055	0.583	2.430
Net income (loss) per ADS (5)	0.491	5.247	21.871
Weighted average common shares outstanding (000's) (5)		162,724	162,500

(1)
Amounts for the first quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007. As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of  March 31, 2008.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.6962 per U.S. dollar, the rate on March 31, 2008.

(3)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial airtime to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2008 and 2007 was Ps. 555,000 and Ps. 799,000, respectively.

(4)
As a result of a change in MFRS for periods beginning in 2008, we will no longer use inflation accounting unless the economic enviroment is "inflationary", as defined by MFRS. Since the economic enviroment was not inflationary in the first quarter 2008, we have not reported gain (loss) on net monetary position for this period.

(5)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: April 22, 2008	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer